[Reference Translation]

May 8, 2025

Company name:	TOYOTA MOTOR CORPORATION
Representative:	Koji Sato, President
(Code number:7203; TSE Prime/NSE Premier)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone: 0565-28-2121)

Notice Concerning the Disposition of Treasury Stock

under the Restricted Stock Compensation Plan

We hereby inform, as set forth below, that, at the meeting of the Board of Directors held today (the “Resolution Date”), Toyota Motor Corporation (“TMC”) announces that it has decided to dispose of its treasury stock (the “Disposition of Treasury Stock”) as follows.

1. Outline of the Disposal

(1)	Payment date	June 30, 2025

(2)	Class and number of shares to be disposed	689,400 shares of common stock of TMC

(3)	Disposal price	2,706 yen per share

(4)	Total value of the disposal	1,865,516,400 yen

			Number of allottees	Number of shares

(5)	Recipients of the treasury stock to be disposed of (allottees of shares)	Members of the Board of Directors as of the payment date (excluding Outside Members of the Board of Directors and Audit and Supervisory Committee Members)	4	628,000 shares
		Operating Officers of TMC who do not also serve as a member of the Board of Directors as of the date referred above	4	61,400 shares

(6)	Others	Regarding the Disposition of Treasury Stock, an Extraordinary Report in accordance with the Financial Instruments and Exchange Act has been filed.

2. Purposes and Reasons of the Disposal

TMC has resolved at the Meeting of the Board of Directors held on May 8, 2019 to newly introduce a restricted stock compensation plan (the “Plan”) for the members of the Board of Directors of TMC (excluding outside members of the Board of Directors) and the Operating Officers of TMC who do not also serve as a member of the Board of Directors to work to improve the medium- to long-term corporate value of TMC, and to promote management from the same viewpoint as our shareholders with a stronger sense of responsibility as a corporate manager, and at the 115th Ordinary General Meeting of Shareholders held on June 13, 2019, among other matters, share compensation was approved by the shareholders to set a maximum amount of 4.0 billion yen per year and a maximum of 800,000 shares per year for the number of shares to be allotted as restricted stock for the Board of Directors of TMC (excluding outside members of the Board of Directors).

In addition, at the 118th Ordinary General Meeting of Shareholders held on June 15, 2022, share compensation was approved by the shareholders to set a maximum amount of 4,000,000 shares per year for the number of shares to be allotted as restricted stock for the Board of Directors of TMC (excluding outside members of the Board of Directors) due to a 5-for-1 stock split as of October 1, 2021.

If Proposed Resolution 1, “Partial Amendments to the Articles of Incorporation,” is approved and passed as originally proposed at the 121st Ordinary General Meeting of Shareholders to be held on June 12, 2025, TMC will transition to a company with an Audit and Supervisory Committee. In addition, if Proposed Resolution 6, “Determination of the Amount and Content of Restricted Share Compensation for Members of the Board of Directors (Excluding Outside Members of the Board of Directors and Audit and Supervisory Committee Members)” is approved and passed as originally proposed, TMC will seek approval to establish a stock compensation maximum amount of up to 4.0 billion yen per year and of 4 million shares per year for the number of shares to be allotted as restricted stock for the Board of Directors of TMC (excluding Outside Members of the Board of Directors and Audit and Supervisory Committee Members). If approved, the recipients of the treasury stock to be disposed of on the payment date of the Disposition of Treasury Stock will be as described in 1.

3. Outline of the Plan and the allocation contract of the restricted stock (the “Allocation Contract”)

Eligible Persons

Members of the Board of Directors of TMC (excluding Outside Members of the Board of Directors and Audit and Supervisory Committee Members) and Operating Officers of TMC who do not also serve as a member of the Board of Directors

Amount of the share compensation payable to each Eligible Person	Set each year considering factors such as corporate results, duties, and performance

Type of shares to be allotted and method of allotment	Issuance or disposal of common shares (with transfer restrictions under an allotment agreement)

Amount to be paid for each share

Determined by the Board of Directors of TMC based on the closing price of TMC’s common shares on the Tokyo Stock Exchange on the business day prior to each resolution of the Board of Directors, within a range that is not particularly advantageous to the Eligible Persons

Transfer restriction period	A period of between 3 and 50 years, as determined by the Board of Directors of TMC

Conditions for removal of transfer restrictions

Restrictions will be removed upon the expiration of the transfer restriction period

However, restrictions on all of the allotted shares which the Eligible Person have will also be removed in the case of resignation from the position of member of the Board of Directors or an Operating Officer who does not also serve as a member of the Board of Directors of TMC due to expiration of the term of office or other legitimate reasons

Gratis acquisition by TMC

TMC will naturally acquire at no cost all of the allotted shares for which the transfer restrictions have not been lifted at the time of the expiration of the transfer restriction period, or at the time of the lifting of the transfer restrictions stipulated. Other grounds for gratis acquisition shall be stipulated by the Allocation Contract of the restricted stock based on a resolution of the Board of Directors of TMC

*The above is a summary of the Plan and the Allocation Contract after the 121st Ordinary General Meeting of Shareholders to be held on June 12, 2025.

This time, after consideration of the objectives of the Plan, TMC’s business performance, the scope of duties of the Eligible Persons and various factors, TMC decided to pay a total amount of 1,865,516,400 yen in monetary compensation claims (the “Monetary Compensation Claims”) for the granting of 689,400 common shares of TMC (the “Number of Shares to Be Allotted”).

Based on the Plan, the 8 Eligible Persons who are the expected allottees of shares will pay in as property contributed in kind all the Monetary Compensation Claims and receive the disposal of common shares of TMC (the “Allotted Shares”) upon the Disposition of Treasury Stock, and the transfer restriction period is 50 years (June 30, 2025 – June 30, 2075).

In addition, the Allocation Contract contains a clawback provision stating that TMC can mandatorily recover the resulting overpaid portion of performance-based remuneration from incumbent or retired Eligible Persons who received such remuneration, if TMC is required, in connection with financial reporting requirements under applicable laws and regulations, to restate its past financial statements.

To prevent the transfer, creation of a security interest on, or disposal of the Allotted Shares for as long as the restrictions are in effect, the Eligible Persons deposit the Allotted Shares in dedicated accounts with Nomura Securities Co., Ltd. for the administration during the transfer restriction period.

4. Basis for calculating the amount to be paid for each share and other specific details

The Disposition of Treasury Stock to the expected allottees of shares will be made by way of in-kind contribution of the Monetary Compensation Claims paid for granting restricted shares under the Plan for TMC’s 121st business term. To avoid issuing the shares based on arbitrary decisions on price, the closing price of the common shares of TMC on the Prime Market of the Tokyo Stock Exchange of 2,706 yen on May 7, 2025 (the business day immediately prior to the Resolution Date), is taken to be the disposal price. Since this was the market price immediately before the date of the resolution of the Board of Directors, it is believed to be reasonable and not to be particularly advantageous. In addition, the Number of Shares to Be Allotted were determined at the Executive Compensation Meeting held on April 22, 2025.

End of document